Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2007

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (the "Company") as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial positions of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

DALE MATHESON CARR-HILTON LABONTE LLP
Vancouver, Canada	CHARTERED ACCOUNTANTS
April 8, 2008

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2007 and 2006

ASSETS
	2007	2006
		(as restated
		- Note 10)
CURRENT
Cash and cash equivalents	$9,707,914	$1,558,991
Recoverable taxes	486,721	228,349
Mining tax credits (Note 9)	1,238,700	-
Prepaid expenses	95,866	47,102
	11,529,201	1,834,442

RECLAMATION BONDS	187,900	187,900
RESTRICTED CASH (Note 8(i))	-	163,058
FURNITURE AND EQUIPMENT, net of accumulated amortization of $38,198
(2006: $23,669)	50,355	35,298
INTEREST IN MINERAL PROPERTIES (Note 4)	179,500	179,500
DEFERRED EXPLORATION AND
DEVELOPMENT COSTS (Schedule 1)	21,899,565	14,789,007
FUTURE INCOME TAX ASSET (Note 9)	-	340,923
	$33,846,521	$17,530,128

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$740,832	$288,542
Due to related party(Note 6)	1,484	-
	742,316	288,542

FUTURE INCOME TAXES (Note 9)	1,084,809	-
	1,827,125	288,542
CONTINGENCIES AND COMMITMENTS (Notes 1, 7 and 8)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,434,113	24,276,925
CONTRIBUTED SURPLUS (Note 5)	3,465,667	2,066,834
DEFICIT	(10,880,384)	(9,102,173)
	32,019,396	17,241,586
	$33,846,521	$17,530,128

APPROVED BY:
DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Years Ended December 31, 2007 and 2006

	2007	2006
		(as restated
		- Note 10)

ADMINISTRATIVE EXPENSES
Amortization	$14,528	$7,493
Consulting	167,254	152,278
Consulting - stock-based	812,452	128,745
Office and general	294,033	243,435
Investor relations	732,165	332,293
Investor relations - stock-based	273,201	-
Legal and audit	147,111	204,250
Management fees	124,000	88,750
Management fees - stock-based	-	295,773
Property evaluation	3,314	-
Property impairment	68,158	-
Salaries and benefits	21,460	-
Travel and promotion	195,050	81,561

LOSS BEFORE OTHER INCOME AND INCOME TAXES	2,852,726	1,534,578

OTHER INCOME
Interest and other	(134,592)	(33,697)

LOSS BEFORE INCOME TAXES	2,718,134	1,500,881

FUTURE INCOME TAXES (RECOVERY) (Notes 5 and 9, 10)	(939,923)	(1,271,950)

NET LOSS AND COMPREHENSIVE LOSS (Note 10)	1,778,211	228,931
DEFICIT, BEGINNING OF YEAR	9,102,173	8,873,242

DEFICIT, END OF YEAR	$10,880,384	$9,102,173

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.01)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	55,031,402	42,206,318

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2007 and 2006

		2007		2006
				(as restated
				- Note 10)

OPERATING ACTIVITIES
Net loss		$(1,778,211)		$(228,931)
Non cash items
- amortization		14,528		7,493
- property impairment		68,158		-
- stock-based compensation		1,085,653		424,518
- future income tax recovery		(939,923)		(1,271,950)

		(1,549,795)		(1,068,870)
Change in non-cash working capital		(507,052)		(55,446)
		(2,056,847)		(1,124,316)
INVESTING ACTIVITIES
Reclamation bond		-		(60,000)
Purchase of office equipment and vehicle		(29,585)		(22,013)
Exploration and development costs		(7,763,726)		(5,424,497)
		(7,793,311)		(5,506,510)
FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs		17,836,023		6,908,796
Net decrease in restricted cash		163,058		539,750
		17,999,081		7,448,546
NET INCREASE IN CASH AND CASH EQUIVALENTS		8,148,923		817,720
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,558,991		741,271
CASH AND CASH EQUIVALENTS, END OF YEAR		$9,707,914		$1,558,991

Supplementary Information:
Income tax paid	$	Nil	$	Nil
Interest paid	$	Nil	$	Nil

Non-cash transactions:

2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note 5)

2006
Warrants with an estimated fair value of $114,135 were issued to brokers as fees relating to brokered private placements. (Note 5)

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition and exploration of mineral properties. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "HNC".

The recoverability of carrying amounts for mineral properties and related deferred exploration and development costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral properties, the ability of the Company to obtain necessary financing to complete exploration and development, achievement of future profitable production or proceeds from the disposition thereof. The Company has not determined whether these properties contain ore reserves that are economically recoverable

These consolidated financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations, realize the carrying value of its assets and discharge its liabilities in the normal course of business. Should the going concern assumption not continue to be appropriate, adjustments to carrying values may be required.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the following new accounting standards related to accounting changes, financial instruments, comprehensive income and hedges that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These changes in accounting policies have been adopted on a prospective basis. At January 1, 2007, management determined there were no fair value adjustments required to the Company's financial instruments and no adjustments have been recorded to the opening deficit as a result of adopting these policies.

Section 1506, Accounting Changes

This Section establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided in Note 3. The adoption of this Section had no other effects on the financial statements for the year ended December 31, 2007.

Section 3855, Financial Instruments - Recognition and Measurement &
Section 3861, Financials Instruments - Presentation and Disclosure

These Sections establish standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives and the related disclosures thereof. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available for sale, held to maturity, loans and receivables, or other liabilities.

Financial assets and liabilities classified as held for trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

2.	CHANGES IN ACCOUNTING POLICIES (Cont.)

Financial assets classified as held to maturity, loans and receivables and financial liabilities (other than those held for trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available for sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available for sale that do not have a quoted market price in an active market should be measured at cost.

The Company classified its financial instruments as follows:

Accounts receivable are classified as loans and receivables.
Reclamation bonds are classified as loans and receivables.
Accounts payable and accrued liabilities, and notes payable have been classified as other financial liabilities.

Net Smelter Royalties ("NSR") are a form of derivative financial instrument. The fair value of the Company's right to purchase the NSR (refer to Note 3) is not determinable at the current stage of the Company's exploration program. No value has been assigned by management. The Company does not engage in any other forms of hedging activity.

Section 1530, Comprehensive Income and Loss

This Section establishes standards for reporting and presentation of comprehensive income and loss which is defined as the change in equity from transaction and other events from non-owner sources. Other comprehensive income and loss refers to items recognized in comprehensive income and loss that are excluded from net earnings. The Company currently does not have any comprehensive income or loss items to disclose, and therefore net loss equals comprehensive loss.

Section 3865, Hedges

This Section establishes standards for how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this standard has no impact on the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, the more significant of which are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All significant intercompany balances and transactions have been eliminated.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b)	Equipment and amortization

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30%	declining balance
Vehicles	30%	declining balance
Office equipment and furniture	20%	declining balance

c)	Mineral property interests

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards made using a fair value method. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, or recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

The fair values of options and other stock-based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, financial instruments, reporting of tax credits and future income taxes. Financial results as determined by actual events could differ from those estimates.

	f)	Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future income tax recoveries that may arise from the reversal of timing differences between the tax basis and reporting basis of assets, liabilities and operating results are recorded as assets only when there is likelihood of realization. (See Note 3(i))

	g)	Risk Management

The Company is engaged primarily in mineral exploration and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to mineral exploration. In management's opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity. However, there is no certainty that all environmental risks can be addressed

The Company's functional currency is the Canadian dollar. All current operations occur within Canada.

The Company generates nominal revenues and is not exposed to significant credit concentration risk, interest rate risk or foreign exchange risk.

	h)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i)	Share capital - Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same period.

	k)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company's resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non- compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

	l)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management's fair value determinations of estimated recoverable value.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

	n)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

	o)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

	p)	Recent accounting pronouncements issued by the CICA, which have not yet been adopted by the Company

Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended this Section to include additional requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The mandatory effective date is for annual and interim financial statements for years beginning on or after January 1, 2008. This new requirement will be adopted by the Company effective January 1, 2008. The adoption of this Section may have an impact on future financial statements.

Section 1535, Capital Disclosures

In December 2006, the CICA issued this Section which specifies the disclosure of information that enables users of an entity's financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. This new requirement must be adopted by the Company effective January 1, 2008.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p)	Recent accounting pronouncements issued by the CICA, which have not yet been adopted by the Company (cont.)

Section 3862, Financial Instruments Disclosures Section 3863, Financial Instruments Presentation

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will materially impact the amounts reported in the Company's financial statements as they related primarily to disclosure.

Transition to International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

4.	INTEREST IN MINERAL PROPERTIES

Turnagain property acquisition costs and terms are as follow:

	December 31, 2007	December 31, 2006
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in northern British Columbia and totalling 30,544 hectares. One of the claims is subject to a 4% net smelter return (NSR). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended 2007, the Company incurred costs totalling $7,085,253 (2006 - $5,509,087), net of property write-down of $68,158 and mining tax credits of $1,566,304, for exploration and development on the Turnagain property. (Refer to Schedule 1)

The company also has 100% interest in four other mineral properties in the vicinity of the Turnagain property including the Green, Cot, Lunar and the Lime.

Two of the properties, Green and Cot, were acquired in 2004 by staking and have been mapped and sampled by exploration crews. There was no work completed on these properties in 2007.

In March 2006, the Company acquired by staking the Lunar property located approximately 130km southeast of the Turnagain property, the size of this claim block is approximately 2,410 hectares. No work on the claims was completed in 2007.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

4.	INTEREST IN MINERAL PROPERTIES (Cont.)

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime properties which includes non-contiguous Lime 1 and Lime 2 claim blocks. They consist of approximately 1,133 hectares and are located approximately 15km and 35km, respectively, west of the Turnagain property. No work on the claims was completed in 2007.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island, the size of this claim block is approximately 8,495 hectares. During the year ending December 31, 2007 the Company incurred costs totalling $25,305 (2006 - $Nil),

The Nootka claims, located 28km south of the Conuma claims, were acquired in April 2007 by map staking. The claims cover an area of approximately 1,970 hectares. No work on the claims was completed in 2007.

The Bobner Creek 1-6 claims were transferred to the Company in October 2006 following a lawsuit which commenced in the BC Supreme Court in May 2006, judgment in favour of the Company was rendered in July 2006. No work has been conducted on the Bobner claims in 2007 but the Company plans an initial examination during the spring of 2008.

During the first quarter of 2007, the company abandoned the Frog, Serp, Weedon, Lexa, Cry Lake and Pitman claim blocks and recorded an impairment to the carrying value of those properties of $68,158.

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2007		December 31, 2006
	Number of		Number of
	Shares	$	Shares	$

Issued and outstanding:
Balance, beginning of year	49,322,614	24,276,925	37,675,494	18,148,499
Private placements, net of costs i)	6,844,571	14,083,446	4,726,836	3,264,202
Exercise of options ii)	292,500	268,718	130,000	119,577
Exercise of warrants iii)	3,760,907	3,170,679	6,790,284	3,450,959
Future income taxes on renounced
flow-through shares (see below)	-	(2,365,655)	-	(706,312)

Balance, end of year	60,220,592	39,434,113	49,322,614	24,276,925

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

5.	SHARE CAPITAL (Cont.)

2007 share transactions (cont.):

	(i)	In March 2007, the Company completed a non-brokered private placement for 250,000 flow-through common shares at $2.00 per share for total proceeds of $500,000.

In May 2007, the Company completed a brokered private placement of 1,119,268 flow-through common shares at a price of $2.80 per share for gross proceeds of $3,133,950 and 5,419,603 non flow-through units at a price of $2.20 per unit for gross proceeds of $11,923,127.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share on or before November 22, 2008. The fair value of the warrant included in the unit was determined to be $0.46.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $1,053,994 and 653,887 share purchase warrants valued at $482,700. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $2.80 for a period of 18 months.

The Company also completed a non brokered private placement of 35,700 flow-through common shares at a price of $2.80 per share for gross proceeds of $99,960 and 20,000 non flow-through units at a price of $2.20 per unit for gross proceeds of $44,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share with an expiry of 18 months or November 29, 2008. The fair value of the warrant included in the unit was determined to be $0.56.

During the year, the Company incurred other share issue costs of $80,897 for legal and filings fees.

(ii)

During the year, 292,500 share purchase options were exercised for total cash proceeds of $192,250. The Company previously allocated $76,468 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

(iii)

During the year, 3,760,907 share purchase warrants, with exercise prices ranging from $0.50 to $1.40 per share, were exercised for total cash proceeds of $3,077,626. The Company previously allocated $93,053 to contributed surplus for the fair value of 311,334 agent warrants. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

5.	SHARE CAPITAL (Cont.)

2006 share transactions:

i)

During the year, the Company completed four brokered and one non-brokered private placements at prices ranging from $0.75 - $1.10 per unit for gross proceeds totalling $3,704,378. The private placements resulted in the issuance of 4,726,836 flow-through common shares and 2,363,419 non- transferable share purchase warrants. Each warrant entitles the holder to acquire one additional non flow- through common share of the Company at prices ranging from $1.00 - $1.40 per share with varying expiry dates up to December 4, 2007. The fair values of the warrants included in the units were determined to be between $0.09 and $0.14.

In February 2007, the Company filed documents with tax authorities to renounce $3,703,495 of 2006 resource expenditures related to the above flow-through shares.

In connection with the above private placements the Company paid fees and expenses to one agent totalling $326,040 and issued 448,501 share purchase warrants, valued at $114,135. Each warrant entitles the holder to purchase one common share of the Company at prices ranging from $0.75 - $1.40 per share. The warrants expire December 4, 2007.

ii)

During the year, 130,000 share purchase options were exercised for total cash proceeds of $79,500. The Company previously allocated $40,077 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

	iii)	During the year, 6,790,284 share purchase warrants were exercised for total proceeds of $3,450,959.

Flow-through shares

In accordance with Canadian generally accepted accounting standards relating to the issuance of flow- through shares (refer to note 3(i)), the Company recorded a future income tax liability and a corresponding reduction to share capital on completion of applicable tax filings renouncing qualifying Canadian exploration expenditures of $6,937,405 (2006-$1,961,977) on flow-through share subscriptions during the year ended December 31, 2007.

As a result of the renunciation, the Company recognized a future income tax liability of $2,365,655 (2006-$706,312) which has been reduced by the realization of previously unrecognized losses and available tax benefits from tax pools and other deductible temporary deductions. The realized potential tax benefit of the losses and other items from the current and prior periods was recorded as a future income tax recovery of $939,923 (2006 - $1,271,950) in the results of operations in 2007. (Notes 9 and 10)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

5.	SHARE CAPITAL (Cont.)

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX Venture Exchange. A summary of the Company's stock option activity is as follows:

	December 31, 2007		December 31, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	3,745,000	$0.74	2,385,000	$0.72
Granted	1,142,500	1.97	1,515,000	0.76
Exercised	(292,500)	0.66	(130,000)	0.61
Cancelled	-	-	(25,000)	0.60
Balance, end of year	4,595,000	$1.05	3,745,000	$0.74
Exercisable, at end of year	4,107,500	$0.99	3,545,000	$0.74

During the year ended December 31, 2007, the Company granted a total of 1,142,500 stock options to consultants and employees. The stock options were determined to have a fair value of $1,213,319 or $1.06 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value is to be recognized in the statement of operations at $1,074,596 and $138,723 for the 2007 and 2008 fiscal periods, respectively.

During the year ended December 31, 2006, the Company granted a total of 1,515,000 stock options to consultants and employees. The stock options were determined to have a fair value of $479,446 or $0.32 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value of the grants was recognized in the statement of operations at $424,518 and $11,059 for the 2006 and 2007 fiscal periods, respectively.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.87	4.00
Dividend yield	0%	0%
Volatility factor	63-67%	57%
Expected option life	2-5 Yrs.	2-5 Yrs.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

5.	SHARE CAPITAL (Cont.)

The following stock options were outstanding at December 31, 2007:

Number of Shares	Exercise Price	Expiry Date

50,000	$0.35	October 1, 2008
90,000	0.35	November 3, 2008
64,000	0.40	December 4, 2008
36,000	0.40	December 11, 2008
30,000	0.40	January 7, 2009
600,000	0.60	January 23, 2009
505,000	1.00	January 23, 2009
162,500	0.60	February 27, 2009
25,000	1.00	February 27, 2009
75,000	0.60	June 11, 2009
75,000	1.00	June 11, 2009
25,000	0.60	August 24, 2009
75,000	0.60	September 24, 2009
260,000	1.00	January 7, 2010
10,000	0.60	May 10, 2010
960,000	0.75	January 16, 2011
200,000	0.75	June 7, 2011
150,000	0.80	June 16, 2011
50,000	0.80	September 13, 2011
10,000	0.80	September 21, 2011
10,000	0.90	January 16, 2012
200,000	1.30	February 16, 2009
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
2,500	2.80	May 29, 2012
45,000	2.80	May 29, 2012
100,000	1.70	July 9, 2009
150,000	2.00	July 9, 2009
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012

4,595,000

As of December 31, 2007, 4,107,500 stock options have vested and 487,500 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 2.19 years and 2.54 years, respectively.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

5.	SHARE CAPITAL (Cont.)

Share Purchase Warrants:

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company's share purchase warrant activity is as follows:

	December 31, 2007		December 31, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	4,001,920	$0.88	9,791,051	$0.55
Issued	3,373,689	2.96	2,811,920	1.04
Exercised	(3,760,907)	0.82	(6,790,284)	0.51
Expired	(241,013)	1.40	(1,810,767)	0.81
Balance, end of year	3,373,689	$2.96	4,001,920	$0.88

The following share purchase warrants are outstanding at December 31, 2007:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$ 3.00	November 22, 2008
653,887	2.80	November 22, 2008
10,000	3.00	November 28, 2008
3,373,689

The weighted average remaining life of all outstanding share purchase warrants is 0.90 years.

Contributed Surplus:
Changes to the Company's contributed surplus are summarized as follows:

	December 31, 2007	December 31, 2006

Balance, beginning of year	$2,066,834	$1,568,258
Stock-based compensation	1,085,653	424,518
Brokers' warrants	482,700	114,135
Stock options and brokers' warrants exercised	(169,520)	(40,077)

Balance, end of year	$3,465,667	$2,066,834

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

6.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2007	December 31, 2006

Geological and project management services	$456,978	$416,282
Management fees	109,000	88,750
Consulting fees	-	6,479
Stock-based compensation	-	295,773
	$565,978	$807,284

Related party transactions have been recorded at their exchange amount, which is the amount agreed to by the related parties. At December 31, 2007 there was one director who was owed $1,484 for unpaid fees.

7.	CONTINGENCIES

In February 2004, the Company filed an action in the Supreme Court of British Columbia against a former consultant to the Company, seeking the transfer to the Company of claims contiguous to the Turnagain property which were staked for the benefit of the former consultant. The suit commenced in the B.C. Supreme Court in May 2006, and judgment in favour of the Company was rendered in July 2006. Title to the disputed claims was transferred to the Company in July 2006. The Court further ordered the former consultant to pay the Company a portion of its legal costs. The former consultant subsequently filed a Notice of Appeal of the order. This appeal was heard and dismissed by the British Columbia Court of Appeal on April 30, 2007 and $19,399 in previously expensed legal costs was recovered.

In July 2004, Quorum Capital Corp. (believed to be controlled by the former consultant) filed a counter suit against the Company, claiming, among other things, loss of economic opportunity with respect to the above mentioned claims.

In August 2004, Stewart Jackson, a former director, issued a writ of summons in which he claimed the sum of $17,500 pursuant to an alleged consulting contract. The Company denies any liability and has defended the claims on the basis that it had tendered all monies owing to Mr. Jackson. In December 2004, the Company issued a counterclaim against Mr. Jackson wherein the Company claimed damages for actions of Mr. Jackson which resulted in the issuance of a cease trade order against the Company and the damages suffered by the Company from the resulting investigation by the B.C. Securities Commission. Further damages were claimed in the counterclaim in respect of payments made to Mr. Jackson which the Company alleges he was not entitled to. The Company further claims the recovery of 113,636 shares and 113,636 share purchase warrants issued by the Company to Mr. Jackson with the funds that the Company maintains were not payable to Mr. Jackson.

In December 2004, the Company filed a counter claim against Quorum Capital Corp. and Mr. Wolf Wiese, alleging that Quorum and Mr. Wiese engaged in a series of transactions through which Quorum improperly received $327,249 and 1,418,711 securities issued by the Company. The Company also claimed for damages in relation to a B.C. Securities Commission proceeding in which the Company was penalized $20,000 for disclosure infractions under NI 43-101.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

7.	CONTINGENCIES (Cont.)

In January 2005, Quorum Capital Corp. and Mr. Wolf Wiese commenced an action against the Company and Mr. Mark Jarvis, the Company President, for libel, contending that the December 17, 2004 news release issued by the Company with respect to the Company's counterclaims was libellous and untrue.

Other than the February 2004 dispute which rendered a judgment in favour of the Company, none of the other claims and/or counterclaims of the Company, Mr. Jackson, Quorum, or Mr. Wiese have been proven in court. The outcome of these legal proceedings and the potential for loss, if any, is presently not determinable nor can the amount of the claims and unspecified damages be quantified. The Company has not made any provision in these financial statements with respect to these matters.

8.	COMMITMENTS

i)

During the year, the Company obtained equity financing by completing various private placements whereby flow-through common shares were issued for proceeds totalling $3,733,910 (December 31, 2006 - $3,704,378). The Company is committed to expending the funds on qualifying exploration in accordance with the provisions of the Income Tax Act (Canada). As at December 31, 2007, the Company had expended the entire $3,733,910 and renounced the full amount to the investors, there was $Nil restricted cash on hand at December 31, 2007 (December 31, 2006 - $163,058).

ii)

The Company entered into a rental lease agreement for its premises requiring minimum payments of $3,521 per month from October 1, 2006 to April 30, 2008 and $4,073 per month from May 1, 2008 up to the lease expiration date of September 30, 2011.

Future aggregate minimum lease payments under the agreement are as follows:

Years ending December 31,
2008	46,672
2009	48,880
2010	48,880
2011	40,733

$185,165

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

9.	FUTURE INCOME TAXES

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's losses before income taxes. The components of these differences are as follows for the years ended December 31, 2007 and December 31, 2006.

		December 31,	December 31,
		2007	2006
			(As restated -
			Note 10)

Loss before income taxes		$(2,718,134)	$(1,500,881)
Statutory income tax rate		34.1%	34.1%

Expected tax recovery		(926,884)	(511,800)
Increase (decrease) resulting from:
Expired non-capital operating losses		14,591	128,571
Stock-based compensation		322,077	144,761
Share issuance expenses		(336,684)	(71,890)
Changes in tax rates		25,697	6,597
Realization of previously unrecognized tax assets		-	(968,189)
Other Adjustments		(38,720)	-

Future income tax (recovery)	$	(939,923)	$(1,271,950)

The significant components of the Company's future income tax assets and liabilities, at substantially enacted tax rates of 29.67% (2006 - 34.1%), are as follows:

	December 31,	December 31,
	2007	2006
		(As restated -
		Note 10)

Mineral properties tax basis adjustments	$(3,319,923)	$(1,310,405)
Non-capital losses available	1,839,738	1,452,665
Share issuance costs and other tax deductions	395,376	198,663

Future income tax asset (liability)	$(1,084,809)	$340,923

As at December 31, 2006, the Company's future income tax asset of $340,923 was recognized on the basis it was more likely than not to be realized against future tax liabilities arising on the filing of flow through share renunciation forms after the end of the year.

The Company has approximately $6,193,000 of non-capital losses available to reduce taxable income in future periods. The losses expire between 2008 and 2027. The Company's taxable resource pools may be carried forward indefinitely to reduce taxable income of future periods.

The Company has also applied for provincial tax credits related to certain qualifying resource expenditures. These amounts are recorded when a reasonable expectation of collection exists and will reduce the carrying value of the deferred exploration and development costs. At December 31, 2007, there was approximately $1,238,700 (2006 - $Nil) of estimated recoverable tax credits.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006

10.	RESTATEMENT

The financial statements for the year ended December 31, 2006 have been restated to correct an error in accounting for future income taxes. At December 31, 2006, the Company previously reported a net future income tax liability of $627,266. As a result of completing the Company's corporate tax returns, assessments and reconciling for timing differences resulting from the Company's renunciation of qualifying Canadian Exploration Expenditures, management has recalculated a net future income tax asset of $340,923 at December 31, 2006.

As a result of the above, the Company's future income tax recovery for the year ended December 31, 2006 increased from $303,761 to $1,271,950. Net loss for the 2006 fiscal year decreased from $1,197,120 to $228,931 and loss per share decreased from $0.03 per share to $0.01 per share.

11.	SUBSEQUENT EVENT

On April 3, 2008, the Company granted an extension and repriced 2,719,802 share purchase warrants issued in connection with the May 2007 private placements. The warrants exercise price was amended to $1.00 per common share from $3.00 per share. The warrants were also granted an additional six month extension to their original expiry dates of November 22, 2008 and November 29, 2008. The amended warrants are subject to a forced exercise provision, whereby, if the Company's shares trade at a price greater than $1.20 for 10 consecutive days, then the warrants may be exercised for a 30 day period or expire.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Development Costs
For The Years Ended December 31, 2007 and 2006

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2005	2006	2006	2007	2007

Assays and testing	$928,940	$391,696	$1,320,636	$506,243	$1,826,879
Claims renewal /Staking	260,925	41,065	301,990	88,552	390,542
Drilling	4,374,853	2,866,509	7,241,362	4,367,019	11,608,381
Environmental studies	69,755	76,370	146,125	330,587	476,712
Exploration data management	367,872	193,050	560,922	154,042	714,964
Geochemistry	29,717	30,419	60,136	20,835	80,971
Geological services	1,522,400	839,995	2,362,395	1,700,874	4,063,269
Geophysical services	490,271	59,899	550,170	60,145	610,315
Metallurgy	171,503	300,646	472,149	576,827	1,048,976
Petrographic work	14,745	9,247	23,992	12,327	36,319
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	276,387	285,141	561,528	334,027	895,555
Transportation	666,537	415,050	1,081,587	593,542	1,675,129
Write down property	-	-	-	(68,158)	(68,158)
Mining tax credits	-	-	-	(1,566,304)	(1,566,304)

	$9,279,920	$5,509,087	$14,789,007	$7,110,558	$21,899,565